UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 3, 2016

IMS Health Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36381	27-1335689
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

83 Wooster Heights Road

Danbury, CT 06810

(Address of principal executive offices)

(Zip Code)

Registrant’s telephone number, including area code: (203) 448-4600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

Merger Agreement

The Merger

On May 3, 2016, IMS Health Holdings, Inc. (“IMS Health”), a Delaware corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quintiles Transnational Holdings Inc., a North Carolina corporation (“Quintiles”).

Subject to the terms and conditions of the Merger Agreement, IMS Health will merge with and into Quintiles (the “Merger”), with Quintiles continuing as the surviving corporation following the Merger. In connection with the Merger, immediately prior to the effective time of the Merger (the “Effective Time”), Quintiles will convert from a North Carolina corporation to a Delaware corporation pursuant to a Plan of Conversion (the “Conversion”). As of the Effective Time, Quintiles will change its name to “Quintiles IMS Holdings, Inc.”

At the Effective Time, each share of common stock (“IMS Health Common Stock”), par value $0.01 per share, of IMS Health issued and outstanding immediately prior to the Effective Time (other than shares held by IMS Health, Quintiles, or any subsidiaries of IMS Health or Quintiles), shall thereupon be converted into the right to receive 0.3840 validly issued, fully paid and non-assessable shares of common stock (“Quintiles Common Stock”), par value $0.01 per share, of Quintiles (the “Merger Consideration”).

Concurrently with the execution of the Merger Agreement, IMS Health and certain shareholders of Quintiles, including Dr. Dennis B. Gillings, CBE (“Dr. Gillings”), and certain affiliates of Bain Capital Investors, LLC (“Bain Capital”) and TPG Global, LLC (the “TPG-Q Funds” and each of the foregoing, a “Quintiles Shareholder”), who own approximately 10.7%, 8.3% and 6.0% of Quintiles Common Stock, respectively, each entered into a Voting Agreement with IMS Health (each, an “IMS Voting Agreement”) pursuant to which, among other things, each Quintiles Shareholder agreed to support the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, by voting the portion of their shares of Quintiles Common Stock over which they have the voting power to vote in favor of the Transactions.

Concurrently with the execution of the Merger Agreement, Quintiles and certain shareholders of IMS Health, including certain affiliates of TPG Global, LLC (the “TPG-I Funds”), CPP Investment Board Private Holdings Inc. (“CPPIB”) and Leonard Green & Partners, L.P (“LGP” and each of the foregoing, an “IMS Shareholder”), who own approximately 33.7%, 14.2% and 5.8% of IMS Health Common Stock, respectively, each entered into a Voting Agreement with Quintiles (each, a “Quintiles Voting Agreement”) pursuant to which, among other things, each IMS Shareholder agreed to support the Transactions, including the Merger, by voting the portion of their shares of IMS Health Common Stock over which they have the voting power to vote in favor of the Transactions.

Conditions to the Merger

Each of IMS Health’s and Quintiles’ obligation to consummate the Merger is subject to a number of conditions, including, among others, the following, as further described in the Merger Agreement: (i) approval of the Transactions by (A) the holders of a majority of the votes entitled to be cast thereon by the holders of shares of Quintiles Common Stock and (B) the holders of a majority of the outstanding shares of IMS Health Common Stock, (ii) effectiveness of the registration statement relating to the transaction, (iii) absence of specified adverse laws or orders, (iv) expiration of the waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt and effectiveness of specified consents of, or filings with government entities, (v) the Quintiles shares to be issued in the Merger being approved for listing on the New York Stock Exchange, (vi) the representations and warranties of the other party being true and correct, subject to the materiality standards contained in the Merger Agreement, (vii) the effectiveness of the Gillings Lock-Up Agreement, the Ari Bousbib Lock-Up Agreement and the Shareholders Agreement (each, as defined below), (viii) the Conversion having occurred, (ix) receipt by both parties of a tax opinion from each of their respective legal counsel, (x) material compliance by the other party with its covenants and (xi) no material adverse effect having occurred with respect to the other party since the signing of the Merger Agreement.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations, warranties and covenants by IMS Health and Quintiles. The Merger Agreement also contains customary pre-closing covenants, including the obligation of IMS Health and Quintiles to conduct their respective businesses in the ordinary course consistent with past practice and to refrain from taking specified actions without the consent of the other party. Each of IMS Health and Quintiles has agreed not to solicit any offer or proposal for specified alternative transactions, or, subject to certain exceptions relating to the receipt of unsolicited offers that may be deemed to be “superior proposals” (as defined in the Merger Agreement), to participate in discussions or engage in negotiations regarding such an offer or proposal with, or furnish any nonpublic information regarding such an offer or proposal to, any person that has made such an offer or proposal.

Pursuant to the Merger Agreement, at the closing, the board of directors (the “Board”) of the combined company (the “Surviving Company”) will be composed of twelve (12) directors of which six (6) shall be designated by IMS Health and six (6) shall be designated by Quintiles. In addition, at the closing, Ari Bousbib, Chairman and Chief Executive Officer of IMS Health, will be appointed as Chairman and Chief Executive Officer of the Surviving Company, Thomas Pike, Chief Executive Officer of Quintiles, will be appointed as Vice Chairman and Dr. Gillings will be appointed as Lead Director.

Termination and Termination Fee

The Merger Agreement contains certain customary termination rights, including, among others, (a) the right of either IMS Health or Quintiles to terminate the Merger Agreement if IMS Health or Quintiles’ shareholders fail to approve the Transactions, (b) the right of either IMS Health or Quintiles to terminate the Merger Agreement if (A) the board of directors of the other party changes its recommendation to approve the Transactions or (B) the other party materially breaches the no-shop provision, (c) the right of either IMS Health or Quintiles to terminate the Merger Agreement if, prior to the receipt of such party’s shareholder approval, such party’s board of directors changes its recommendation to approve the Transactions in order to accept a superior proposal and such party enters into a definitive agreement for such superior proposal and pays the termination fee to the other party (the “Fiduciary Out”) and (d) the right of either IMS Health or Quintiles to terminate the Merger Agreement if the Merger has not occurred by March 31, 2017 (the “Outside Date”).

Quintiles would pay a termination fee of $250 million if (A) the Merger Agreement is terminated by IMS Health as a result of a change of recommendation by the Quintiles board of directors or a material breach by Quintiles of the no-shop provision (B) Quintiles terminates the Merger Agreement pursuant to the Fiduciary Out or (C)(1) the Merger Agreement is terminated by either Quintiles or IMS Health for failure to close by the Outside Date or because Quintiles shareholder approval is not obtained or by IMS Health due to a breach by Quintiles which would result in a failure to meet the closing conditions described above and such breach is not curable prior to the Outside Date, (2) a competing proposal was publicly disclosed and not publicly, irrevocably withdrawn prior to the date of the Quintiles shareholder meeting and (3) Quintiles enters into a definitive agreement for a competing proposal within twelve (12) months following such termination and such competing proposal is consummated. In addition, Quintiles must pay any and all out-of-pocket fees and expenses of IMS Health up to $15 million if the Merger Agreement is terminated by IMS Health or Quintiles because Quintiles shareholder approval is not obtained or IMS Health terminates the Merger Agreement due to a breach by Quintiles which would result in a failure to meet the closing conditions described above and such breach is not curable prior to the Outside Date (the amount specified in the foregoing sentence will be credited against the amount in the previous sentence, if subsequently payable). IMS Health must pay a termination fee of $250 million or out-of-pocket fees and expenses up to $15 million in reciprocal circumstances.

Shareholders Agreement and Lock-Up Agreements

Under that certain shareholders agreement (the “Shareholders Agreement”) with investment entities controlled by the TPG-I Funds, the TPG-Q Funds (together with the TPG-I funds, “TPG”), Bain Capital, Dr. Gillings, CPPIB and LGP, the Quintiles Shareholders (except for Dr. Gillings and certain of his affiliates, the “Dr. Gillings Shareholders”) and IMS Shareholders (together, the “Shareholders”) are required to take all necessary action to cause the Board to include individuals designated by the Shareholders in the slate of nominees recommended by the Board for election by the Surviving Company’s shareholders. At the Effective Time, the initial composition of the Board shall consist of:

•	Dr. Gillings;

•	Quintiles’ Chief Executive Officer (as of immediately prior to the Effective Time);

•	a director of Quintiles (as of immediately prior to the Effective Time) to be designated by Bain Capital;

•	three independent directors of Quintiles to be designated by Quintiles;

•	IMS Health’s Chief Executive Officer (as of immediately prior to the Effective Time);

•	a director of IMS Health (as of immediately prior to the Effective Time) to be designated by CPPIB;

•	a director of IMS Health (as of immediately prior to the Effective Time) to be designated by LGP;

•	two directors, each of whom shall be a director of IMS Health or Quintiles (in each case, as of immediately prior to the Effective Time), to be designated by TPG; and

•	an independent director of IMS Health to be designated by IMS Health prior to the Effective Time.

The Shareholders have certain nomination rights to the Board as follows:

•	For so long as TPG owns 12% or more of the issued and outstanding shares of common stock of the Surviving Company (the “Shares”), it shall be entitled to designate two individuals for nomination to the Board; provided, that upon the earlier to occur of (i) the seven-year anniversary of the Effective Time and (ii) the date on which TPG owns less than 12%, but 5% or more of the Shares, it shall be entitled to designate one individual for nomination to the Board.

•	CPPIB shall be entitled to designate one individual for nomination to the Board until the earlier to occur of (i) the day after the Surviving Company’s 2018 annual meeting of shareholders and (ii) CPPIB owning less than 2.5% of the Shares.

•	LGP shall be entitled to designate one individual for nomination to the Board until the earlier to occur of (i) the day after the Surviving Company’s 2018 annual meeting of shareholders and (ii) LGP owning less than 2.5% of the Shares.

•	Bain Capital shall be entitled to designate one individual for nomination to the Board until the earlier to occur of (i) the day after the Surviving Company’s 2018 annual meeting of shareholders and (ii) Bain Capital owning less than 2.5% of the Shares.

In addition, Dr. Gillings will be entitled to serve as a director on the Board until the day after the Company’s 2021 annual meeting of shareholders, for so long as the Dr. Gillings Shareholders own 2.5% or more of the Shares.

The Shareholders Agreement also provides that the Shareholders (other than the Dr. Gillings Shareholders) agree to not, and to cause their respective affiliates not to, directly or indirectly, transfer their Shares until the date that is 90 days following the Effective Time (the “Initial Lock-up Period”). Subject to the foregoing, the Shareholders agree to not, and to cause their respective affiliates not to, subject to certain exceptions, directly or indirectly transfer (i) in any calendar quarter, more than 1% of the outstanding Shares or (ii) any Shares (including derivative securities related to the Shares) to any person or entity that, to such Shareholder’s knowledge, would, together with its affiliates, beneficially own 10% or more of the total voting power of the Shares following such transfer (the “Lock-up Provisions”).

Pursuant to the registration rights provisions of the Shareholders Agreement, the Shareholders and the Dr. Gillings Shareholders have demand registration rights, including shelf registration rights, in respect of any Shares held by them, subject to certain conditions. In addition, in the event that the Surviving Company registers Shares for sale to the public, the Surviving Company will be required to give notice of such registration to the Shareholders and the Dr. Gillings Shareholders, and, subject to certain limitations, include Shares held by them in such registration. The Shareholders Agreement includes customary indemnification provisions in favor of the Shareholders and the Dr. Gillings Shareholders, any person who is or might be deemed a control person (within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by the Surviving Company under the securities laws relating to any such registration.

Under the Shareholders Agreement, any Shareholder or Dr. Gillings Shareholder may withdraw from the agreement at any time such shareholder ceases to beneficially own more than 5% of the outstanding Shares and, upon withdrawal, the provisions of the agreement shall automatically terminate with respect to such shareholder, except for the provisions relating to the Initial Lock-up Period and the registration rights indemnification, in each case which shall survive any such termination.

Concurrently with the execution of the Shareholders Agreement, the Dr. Gillings Shareholders entered into a Lock-Up Agreement with Quintiles (the “Gillings Lock-Up Agreement”), pursuant to which the Dr. Gillings Shareholders agreed not to, during the period beginning at the Effective Time and ending on the date that is 90 calendar days after the closing date of the Merger, without the written consent of Quintiles, directly or indirectly transfer any Shares, and agreed to be bound by the Lock-Up Provisions.

Concurrently with the execution of the Shareholders Agreement, Mr. Bousbib entered into a Lock-Up Agreement with Quintiles (the “Ari Bousbib Lock-Up Agreement”), pursuant to which Mr. Bousbib agreed not to, during the period beginning at the Effective Time and ending on the date that is 90 calendar days after the closing date of the Merger, without the written consent of Quintiles, directly or indirectly transfer any Shares.

Commitment Letter

Concurrently with the execution of the Merger Agreement, IMS Health entered into a commitment letter (the “Commitment Letter”) dated as of May 3, 2016, with Goldman Sachs Bank USA (“GS Bank”) and JPMorgan Chase Bank, N.A. (“JPM Bank”, and together with GS Bank, the “Lenders”), in which the Lenders committed to provide IMS Health with senior secured incremental credit facilities in an aggregate principal amount of up to $1,250,000,000 (such aggregate principal amount to be allocated between a senior secured term loan A facility in an aggregate principal amount of up to $400,000,000 and a senior secured term loan B facility in an aggregate principal amount of up to $850,000,000), the proceeds of which will be used to refinance at the Effective Time the indebtedness outstanding under the existing Credit Agreement, dated as of May 12, 2015, by and among Quintiles Transnational Corp., as Borrower, the lenders party thereto, JPM Bank as Administrative Agent, Swing Line Lender and L/C Issuer, Morgan Stanley Senior Funding, Inc., as Swing Line Lender and L/C Issuer and Barclays Bank PLC, as L/C Issuer. The Lenders’ obligations under the Commitment Letter are subject to certain conditions, including consummation of the Merger in accordance with the terms and conditions of the Merger Agreement and other customary closing conditions.

IMS Health may, at its option, replace some or all of the senior secured incremental credit facilities prior to the consummation of the Merger with financing comprised of the proceeds of a private placement or public offering of senior secured and/or unsecured notes, which would reduce the commitments of the Lenders on a dollar-for-dollar basis as provided in the Commitment Letter. There can be no assurance that the debt financing will be completed.

The foregoing description of the Merger, the Merger Agreement, each of the IMS Voting Agreements and the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the IMS Voting Agreements and the Commitment Letter, which are filed as Exhibits 2.1, 10.1, 10.2, 10.3 and 10.4 hereto, respectively, and each of which is incorporated herein by reference. A copy of the Merger Agreement and each of the IMS Voting Agreements has been included to provide shareholders with information regarding their terms and is not intended to provide any factual information about IMS Health or Quintiles. The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement, which is filed as Exhibit 10.4 to the Current Report on Form 8-K, filed by Quintiles with the SEC on May 3, 2016.

The Merger Agreement contains representations and warranties by IMS Health and Quintiles with respect to matters as of specified dates. The representations and warranties reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by IMS Health’s shareholders; in certain cases, merely represent risk-allocation decisions among the parties; have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders. As such, the representations and warranties are solely for the benefit of the parties to the Merger Agreement and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in IMS Health’s public disclosures.

Item 7.01.	Regulation FD Disclosure.

On May 3, 2016, IMS Health and Quintiles issued a joint press release announcing the execution of the Merger Agreement described above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 8.01.	Other Events

On May 3, 2016, IMS Health and Quintiles jointly prepared an investor presentation in connection with the Merger. A copy of the investor presentation is furnished as Exhibit 99.2 hereto.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are filed as part of this Report.

Exhibit Number	Description

2.1	Merger Agreement and Plan of Merger, dated as of May 3, 2016, by and between IMS Health Holdings, Inc. and Quintiles Transnational Holdings Inc.*

10.1	Voting Agreement, dated as of May 3, 2016, by and among IMS Health Holdings, Inc. and TPG Quintiles Holdco II, L.P. and TPG Quintiles Holdco III, L.P.

10.2	Voting Agreement, dated as of May 3, 2016, by and among IMS Health Holdings, Inc. and Bain Capital Integral Investors 2008, L.P., BCIP TCV, LLC and BCIP Associates – G.

10.3	Voting Agreement, dated as of May 3, 2016, by and among IMS Health Holdings, Inc. and Dr. Dennis B. Gillings, CBE

10.4	Commitment Letter, dated as of May 3, 2016, by and among IMS Health Holdings, Inc., Goldman Sachs Bank USA and JPM Chase Bank, N.A.

99.1	Press Release, dated May 3, 2016, of IMS Health Holdings, Inc. and Quintiles Transnational Holdings Inc.

99.2	Investor Presentation, dated May 3, 2016

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. IMS Health hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS Health intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles
ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and

Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMS Health Holdings, Inc.

Date: May 3, 2016	By:	/s/ Ronald E. Bruehlman
		Name:	Ronald E. Bruehlman
		Title:	Senior Vice President and Chief Financial Officer